September 11, 2013

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012
Filed March 5, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 1, 2013
File No. 1-4881

Dear Ms. Rocha:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated August 14, 2013, to Ms. Kimberly Ross, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

To help facilitate the Staff's review of our responses below, we would like to summarize Avon's ownership history of Silpada Designs, Inc. (“Silpada”). In July 2010, Avon acquired Silpada for approximately $650 million in cash, plus a potential additional payment based on the achievement of earnings growth of the Silpada North America business. We owned Silpada for less than three years and sold the business in July 2013 for $85 million, plus a potential additional payment of up to $15 million if Silpada achieves specific earnings targets over two years. Within that limited time period, we recorded two impairment charges totaling $472 million (pre-tax) followed by an estimated pre-tax loss on sale of $79 million. Under Avon's period of ownership, Silpada did not perform to our expectations, and we adjusted our projections downward in what we believed to be a reasonable and timely manner and consistent with the assumptions that market participants would use to estimate fair value. Based on the facts that were available to us at each reporting date, we believe that we applied the accounting guidance in ASC 350, Intangibles - Goodwill and Other, appropriately.

The Staff comments are repeated below in italics and followed by the Company's response.

Form 10-K for Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 22
Critical Accounting Estimates, page 24
Goodwill and Intangible Assets, page 27

Ms. Melissa N. Rocha

September 11, 2013

Comment 1

1.
We note your response to comment 5 in our letter dated June 26, 2013, regarding the periods you are forecasting cash flows in the discounted cash flow model when estimating the fair value of the Silpada reporting unit in addition to the use of a terminal value. In future filings, please expand your disclosure for your description of the method used to estimate the fair value of your reporting units and intangible assets using the discounted cash flow model, or variation, to clarify to investors the years you are forecasting cash flows and the use of a terminal value. Please ensure that your description explains your basis for forecasting cash flows for the number of years disclosed. In the case of Silpada, please provide investors with disclosures similar to the information provided to us in your response letter. Please provide us with the disclosures you intend to include in your next periodic report and future Forms 10-K.

Response 1

We will expand our disclosure of Goodwill and Intangible Assets in our Critical Accounting Estimates section of Management's Discussion and Analysis (“MD&A”) in our Quarterly Report on Form 10-Q for the period ended September 30, 2013 (“Q3 2013 10Q”), and in future annual filings on Form 10-K similar to the following. The first paragraph of the proposed disclosure below reflects our general approach to our impairment analyses. The second paragraph of the proposed disclosure is limited to the discussion surrounding Silpada. In connection with any impairment analyses related to our other assets, we will consider whether disclosures similar to the disclosures provided below with respect to Silpada should be provided. To facilitate the Staff's review process, the updated portions of the disclosure are shown in underline:

“The impairment analyses performed for goodwill and intangible assets require several estimates in computing the estimated fair value of a reporting unit, an indefinite-lived intangible asset, and a finite-lived intangible asset. We use a discounted cash flow ("DCF") approach to estimate the fair value of a reporting unit, which we believe is the most reliable indicator of fair value of a business, and is most consistent with the approach that we would generally expect a market participant would use. In estimating the fair value of our reporting units utilizing a DCF approach, we typically forecast revenue and the resulting cash flows for periods of five to ten years and include an estimated terminal value at the end of the forecasted period. When determining the appropriate forecast period for the DCF approach, we consider the amount of time required before the reporting unit achieves what we consider a normalized, sustainable level of cash flows. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require our significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Ms. Melissa N. Rocha

September 11, 2013

“Key assumptions used in measuring the fair value of Silpada included the discount rate (based on the weighted-average cost of capital) and revenue growth, as well as silver prices and Representative growth and activity rates. To estimate the fair value of Silpada, we forecasted revenue and the resulting cash flows over ten years using a DCF model which included a terminal value at the end of the projection period. We believed that a ten-year period was a reasonable amount of time in order to return Silpada's cash flows to normalized, sustainable levels. The fair value of Silpada's indefinite-lived trademark was determined using a risk-adjusted DCF model under the relief-from-royalty method. The royalty rate used was based on a consideration of market rates. The fair value of the Silpada finite-lived customer relationships was determined using a DCF model under the multi-period excess earnings method. The impact of the impairments associated with Silpada are reflected within Discontinued Operations.”

Comment 2

2.
We note the statement you made on page 3 of your 2012 Form 10-K that management is assessing strategic alternatives for the Silpada business. We further note the disclosure you provided on page 18 of the March 31, 2013 Form 10-Q that any potential outcome of the review of strategic alternatives for Silpada may result in future impairment charges. Please tell us how you considered the strategic alternatives under consideration when estimating the fair value of Silpada's intangible assets for the 2012 annual impairment testing, since the estimated fair value should reflect the assumptions and estimates of a market participant. Please also tell us whether any offers for the acquisition of Silpada or other strategic alternatives occurred during the first quarter 2013 and if so, how these actions were considered in determining that an interim impairment test and further impairments were not necessary during the first quarter of fiscal year 2013.

Response 2

During the completion of our fourth quarter 2012 impairment review for Silpada, we considered the potential impact of our assessment of strategic alternatives in our valuation of the Silpada reporting unit. The projections utilized in our fourth quarter 2012 impairment assessment to determine the fair value of Silpada represent the assumptions we believed that market participants would utilize to estimate the fair value of Silpada. We believed that the resulting value represented the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement date.

As noted in Response 5 in our letter dated July 24, 2013, during the completion of our fourth quarter 2012 impairment review for Silpada, we compared the valuation results to initial feedback from our external financial advisor at the early stages of the process of evaluating strategic alternatives. As a result, we noted that the expected sales price at the time was generally in-line with our valuation. During the fourth quarter of 2012, Avon management met with our financial advisor to begin the assessment of strategic alternatives for the Silpada business, which could potentially include a sale of the business. The financial advisor presented management with various scenarios which indicated that a sale of the business could be expected to generate proceeds in the range of approximately $100 to $300 million,

Ms. Melissa N. Rocha

September 11, 2013

with $150 million to $200 million indicated by our financial advisor as the most likely outcome. We compared this range provided by the financial advisor to the estimated fair value of approximately $165 million, which we had previously calculated based upon the DCF approach utilized in our impairment analysis, and we concluded that the result of our impairment analysis was reasonable.

During the first quarter of 2013 and through the filing of our Quarterly Report on Form 10-Q for the period ended March 31, 2013 (“Q1 2013 10Q”), we considered the status of our evaluation of strategic alternatives and assessed if there were any significant changes to our long-term outlook for the business and determined that an interim impairment test was not necessary. Based upon the information then available, we did not believe that it was more likely than not that the estimated fair value of Silpada was below its carrying value. This determination was based on the following:

•
First quarter 2013 revenue and operating profit for Silpada, while lower than the same period in 2012, were in line with our expectations and assumptions utilized in our fourth quarter 2012 impairment analysis.

•
There were not any significant changes to the outlook for Silpada and, as a result, we did not believe an updated DCF analysis from the fourth quarter of 2012 would result in a significant change to the estimated fair value of Silpada.

◦
We continued to believe that the business would achieve full year 2013 projections and there were no significant negative changes to the long-term outlook for Silpada. In addition, the price of silver had declined in the first quarter of 2013 which was expected to have a positive impact on the future profitability of Silpada (impact was not realized in the first quarter due to the time period needed to sell the inventory on hand).

◦	We continued to believe that the forecasted cash flows were consistent with the assumptions that market participants would utilize to estimate the fair value of Silpada.

•	During the first quarter of 2013 we received initial non-binding offers for the potential sale of Silpada. These offers were significantly lower than the estimated fair value of $165 million.

◦
Although these initial offers were significantly lower than the estimated fair value and carrying value of Silpada, at that time, we believed that these offers were not representative of the underlying fair value of the Silpada business.

◦
In addition, we had not yet included the founders of Silpada (“Founders”), from whom we had acquired the business in 2010, in our strategic process as a potential bidder. Our financial advisor believed including the Founders might deter other potential buyers from committing the resources to engage in the process, as the Founders might be viewed as having an advantage in the process through their ongoing involvement in and knowledge of the business. We expected that when they were eventually included in the process the estimated sale proceeds would increase due to their previous involvement and input into the Silpada strategic plan which was the basis for our projections.

◦	As noted above, we continued to believe that an updated DCF analysis from the fourth quarter of 2012 would not result in a significant change to the estimated fair value of Silpada.

Ms. Melissa N. Rocha

September 11, 2013

•
Board approval to proceed with a sale had not been obtained and further discussions with the Board were required before proceeding with a sale. There was significant uncertainty whether management would be willing to sell the Silpada business at a price that was not believed to be representative of the underlying fair value of the business and also whether the Board would be willing to engage in such a transaction. The alternative of retaining the Silpada business was still considered a possible outcome of the strategic review. As noted below in Response 3, the Board did not approve the sale until June 26, 2013.

◦
One factor that led to management's recommendation to dispose of the business in the second quarter, at an amount that was previously thought to be below fair value, was the deterioration of Silpada's financial results. Silpada's revenue performance in April and May was 13% and 18% below the corresponding budgeted amounts (the amounts included in the 2013 budget were consistent with the amounts included in the 2012 year-end impairment analysis). As noted above, in the first quarter of 2013, Silpada had performed in-line with our expectations included in the fourth quarter 2012 impairment assessment.

◦	In addition, management considered that this divestiture would allow greater focus of time and resources on the core Avon business.

Form 10-Q for Fiscal Quarter ended June 30, 2013

Discontinued Operations, page 11

Comment 3

3.
Please tell us and expand your disclosures in future filings to state when approval to dispose of the Silpada business was obtained. In this regard, you state that you evaluated strategic alternatives during fiscal year 2012, you have presented the Silpada business as a discontinued operation as of June 30, 2013, and the sale of the business closed on July 3, 2013.

Response 3

The disposition of the Silpada business was approved by the Board on June 26, 2013 subject to the delivery of a fairness opinion and approval of the asset purchase agreement by a special committee of the Board. These conditions were satisfied on June 30, 2013. In light of the Staff's comments, we will expand our disclosure in our Discontinued Operations footnote beginning with our Q3 2013 10Q, similar to the following. To facilitate the Staff's review process, the updated portions of the disclosure are shown in underline ($ amounts in millions):

“On June 30, 2013, the Company entered into an agreement to sell its Silpada jewelry business (“Silpada”) for $85, plus an earn-out of up to $15 if Silpada achieves specific earnings targets over two years. Silpada was previously reported within our North America segment and was classified within discontinued operations for all periods presented. The transaction closed on July 3, 2013. The Company expects that the proceeds from the sale will be used for general corporate purposes, including the repayment of outstanding debt. The benefit associated with the earn-out will be recorded in discontinued

Ms. Melissa N. Rocha

September 11, 2013

operations only when it becomes realizable by Avon. In the second quarter of 2013, the Company recorded a pre-tax charge of $79 ($50 net of tax), reflecting the expected loss on sale, which represents the difference between the carrying value of the Silpada business and the expected proceeds.

“Earlier this year, the Company disclosed that it was reviewing strategic alternatives for Silpada. In connection with this review, Avon ran a broad auction process that included potential financial and strategic buyers. The initial offers that were received through April of 2013 were lower than the carrying value of Silpada. At that time, we did not believe that these offers were representative of the underlying fair value of the Silpada business. In June 2013, the Company received final offers for the Silpada business that also were at a level below what previously had been expected as the fair value of the business. The Company decided to agree to the offer that emerged at the time as the highest bid, based in part on consideration of the timeline and investment required to return the business to historical levels of profitability and the deterioration of Silpada's business performance in the second quarter of 2013. The Company also considered that this divestiture would allow greater focus of time and resources on the core Avon business. This transaction was approved by the Board of Directors on June 26, 2013, subject to certain conditions which were satisfied on June 30, 2013.”

Comment 4

4.
We note the expanded disclosures you provided in your June 30, 2013 Form 10-Q and response to comment 4 in our letter dated June 26, 2013, regarding the $209 million of impairment charges recognized for the Silpada business' intangible assets, which negatively impacted fiscal year 2012 income from continuing operations, before taxes by 95.6%. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.” It is not clear why the carrying value of the Silpada assets at risk was not disclosed in MD&A of the September 30, 2012 Form 10-Q and the March 31, 2013 Form 10-Q given the known existence of factors that you have discussed in your responses as well as the fact that Silpada revenues declined 25% and 21% during the third quarter 2012 and first quarter 2013, respectively. Please advise how the risk of impairment was addressed in your recent periodic report as well as clarify the following inconsistencies included your previous responses:

•
We note your statements that fourth quarter of fiscal year 2012 revenue being less than the estimates utilized in your 2011 impairment analysis by 10% is a continued trend that caused you to lower long-term revenue and earnings projections in the 2012 impairment analysis and that a more moderate recovery projection was appropriate due to Silpada's continued inability to achieve financial performance expectations in addition to the lack of sales momentum. Tell us how these statements are consistent with other statements that Silpada was performing in line with the 2011 impairment analysis for the first nine-months of 2012; and

Ms. Melissa N. Rocha

September 11, 2013

•
You state that there was improvement in your Representative additions during the fourth quarter of fiscal year 2012 but not the expected Representative productivity; however on page F-50 of the fiscal year 2012 Form 10-K you state the weaker than expected performance was due to lower Representative counts and activity rates.

Refer to Item 303(a)(3) of Regulation S-K, Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification, and SAB 5:P.4 for guidance.

Response 4

We believe that our disclosures were consistent with the requirements of Item 303(a)(3) of Regulation S-K, Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification, and SAB 5:P.4. With respect to the Staff's request as to how the risk of impairment for Silpada was addressed, we would like to highlight the following disclosures from our recent periodic reports to illustrate how we believe we complied with the guidance:

•
The Critical Accounting Estimates section of the MD&A in our 2011 and 2012 Form 10-K's included a discussion of each year's impairment assessment for Silpada. This discussion included the amount of goodwill and intangible assets, impacted by the impairment assessments, associated with the Silpada reporting unit that could be subject to future impairments.

•	Finite-lived intangible assets established upon acquisition and their average useful life was included in Footnote 17 of the 2011 and 2012 Form 10-K's.

•
In our Quarterly Report on Form 10-Q for the period ended September 30, 2012 (“Q3 2012 10Q”), we disclosed that there was uncertainty over the ability to recover the Silpada assets in the forward-looking information in our Cautionary Statement for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Report Act of 1995," specifically that “the challenges to our businesses, such as Silpada and China, including the effects of rising costs, macro-economic pressures, competition, any potential strategic decisions, and the impact of declines in expected future cash flows and growth rates, and a change in the discount rate used to determine the fair value of expected future cash flows, which have impacted, and may continue to impact, the estimated fair value of the recorded goodwill and intangible assets.”

•	Amounts of goodwill and indefinite-lived intangible assets as of December 31, 2011 were included in Footnote 10 of the Q3 2012 10Q.

•
While the amounts of goodwill and indefinite-lived intangible assets subject to future impairment were not explicitly included in the Q3 2012 10Q MD&A, the amounts had not changed significantly from the amounts provided in the MD&A included in the 2011 Form 10-K.

•
In our Q1 2013 10Q, we highlighted forward-looking information in our Cautionary Statement for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Report Act of 1995" of our Q1 2013 10Q that “the challenges to our businesses, such as Silpada and China, including the effects of rising costs, macro-economic pressures, competition, any potential outcome of the review of strategic alternatives for Silpada, and the impact of declines in expected future cash flows and growth rates, and a change in the discount rate used to determine the fair value of expected future cash flows, which have impacted, and may continue to impact, the estimated fair value of the recorded goodwill and intangible assets.”

Ms. Melissa N. Rocha

September 11, 2013

•	Amounts of goodwill and intangible assets as of December 31, 2012 were included in Footnote 11 of the Q1 2013 10Q.

•
While the amounts of goodwill and intangible assets subject to future impairment were not explicitly included in the Q1 2013 10Q MD&A, the amounts had not changed significantly from the amounts provided in the MD&A included in the 2012 Form 10-K as the only change from the amounts included in the 2012 Form 10-K MD&A was the amortization of finite-lived intangible assets.

•
We included additional disclosure considering the strategic alternatives, specifically in Footnote 11, Fair Value, of our Q1 2013 10Q stating that “A significant decline in expected future cash flows and growth rates or a change in the discount rate used to fair value expected future cash flows, or any potential outcome of the review of strategic alternatives for Silpada, may result in future impairment charges.”

In light of the Staff's comments, we will look to enhance our disclosures in future filings for any similar circumstances to ensure that in addition to disclosing the carrying value of material assets at risk for future impairment in our MD&A within our Form 10-K filings, such disclosure, including the respective goodwill and intangible asset amounts, will be explicitly stated in our MD&A within our Form 10-Q filings.

Regarding your request to clarify information included in our previous responses:

•
From its acquisition by Avon in July of 2010, the Silpada business did not achieve our revenue, earnings and cash flow projections. Through the first nine months of 2012, the results of Silpada were generally in line with our revenue and earnings forecast from the 2011 impairment analysis. As of the end of the third quarter of 2012, we expected improvements in our revenue and operating performance in the fourth quarter of 2012. When these improvements did not materialize in the fourth quarter of 2012, we lowered our long-term revenue and earnings projections for the business to reflect a more moderate recovery of the business.

•
We also supplementally advise the Staff that our Quarterly Report on Form 10-Q for the period ended June 30, 2013 stated that we saw improvement in our Representative additions but not the expected Representative productivity. This statement was intended to clarify that even while we added more Representatives in 2012 than in 2011, the overall Representative count was lower than expected and that the Representatives were not as productive when compared to the assumptions utilized in our 2011 impairment analysis.

Comment 5

5.
We note that you have recognized a $79 million pre-tax loss on the sale of the Silpada business in the second quarter of fiscal year 2013, which negatively impacted net income by 231.5%; however, you have not provided investors with an explanation of the factors that led to the additional loss recognized within six months of recognizing the last impairment charge of $209 million. Please provide draft disclosure to be included in future filings that describes in detail the facts and circumstances surrounding the additional loss, including the timing of the loss and consideration of these factors that may have existed at March 31, 2013.

Ms. Melissa N. Rocha

September 11, 2013

Response 5

We will expand our disclosure regarding the facts and circumstances surrounding the additional loss in our Discontinued Operations footnote beginning with our Q3 2013 10Q. The expanded disclosure was included in Response 3 above.

Management's Discussion and Analysis, page 30

Comment 6

6.
We note the expanded discussion and analysis you have provided in your Form 10-Q in response to comment 3 in our letter dated June 26, 2013. We note from the transcript of the second quarter of fiscal year 2013 earnings call that you provide expanded analysis that is not being included in MD&A. A few examples include the following:

•
Your consolidated level discussion and analysis does not include the detail about your four primary product categories, as provided by Sherilyn S. McCoy. While we note that you have provided some insight into the impact your product categories are having at the segment level, it would appear that investors would also benefit from a discussion and analysis of your product categories at the consolidated level that you provide to analysts during your earnings calls, including information that the Fashion and Home product categories have higher price points than your other two product categories;

•
Your disclosure of the effective pricing and merchandising in Brazil's Fashion and Home product categories are due to your simplification initiative where you have reduced these product categories' offering by 20% has not been communicated in MD&A;

•
Your statement that you believe a portion of the unit growth in Venezuela was due to representatives stocking up on personal care products was not communicated in MD&A, along with an explanation as to why representatives would be stocking up on personal care products; and

•
You provided analysts with information about potential changes to revenues and costs that management is focused on, including i) launching new products or enhancements in Color and Brazil; ii) lower growth rates for the Fashion and Home product categories in the second half of 2013; iii) increased IT costs for infrastructure improvements; iv) higher transportation costs primarily due to inflation in Latin America; and v) even higher negative foreign exchange impacts due to the continued strengthening of the US Dollar.

In future filings, please ensure you are providing investors with an understanding of your operating results as seen through the eyes of management, including the information you provide to analysts during the earning calls. Please also ensure that you are describing any known trends of uncertainties that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Please refer to Item 301(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Ms. Melissa N. Rocha

September 11, 2013

Response 6

We acknowledge the Staff's comment and confirm that in future filings we will expand our analysis in MD&A to ensure that we are providing investors with an understanding of operating results as seen through the eyes of management including by reflecting in our filings information presented by management to analysts during earnings calls as appropriate. We will ensure that our disclosures are consistent with the requirements of Section 303(a) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification including the requirement, among other things, to provide information “necessary to an understanding of [the registrant's] financial condition, changes in financial condition and results of operations” including “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.”

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
Tracey Smith, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP